Exhibit 99.1

Press Release

September 5, 2024

Shell plc Commences Any and All Exchange
Offers of Up To Twelve Series
of USD Notes Issued by Shell International Finance B.V.

Shell plc (“Shell”) (LSE: SHEL) (NYSE: SHEL) (EAX: SHELL) today announced the commencement of offers to exchange (the “Exchange Offers” and each, an “Exchange Offer”) any and all validly tendered (and not validly withdrawn) and accepted notes up to a maximum aggregate principal amount of $10 billion (the “Maximum Amount”) of twelve series of notes issued by Shell International Finance B.V. (“Shell International Finance” and such notes, the “Old Notes”) for a combination of cash and a corresponding series of new notes to be issued by Shell Finance US Inc. (“Shell Finance US”) and fully and unconditionally guaranteed by Shell plc (the “New Notes”), as described in the table below.  Each series of New Notes will have the same interest rate, maturity date, optional redemption date and interest payment dates as the corresponding series of Old Notes for which they are being offered in exchange and other terms that are substantially identical to the Old Notes, except for the issuing entity and other minor exceptions as described in the Prospectus (as defined below).  A Registration Statement on Form F-4 (the “Registration Statement”), including a preliminary prospectus (the “Prospectus”), which is subject to change, relating to the issuance of the New Notes was filed with the Securities and Exchange Commission (“SEC”) today but has not yet been declared effective. The New Notes may not be sold or exchanged for Old Notes, nor may offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC.

Shell is conducting the Exchange Offers to migrate the existing Old Notes from Shell International Finance B.V. to Shell Finance US Inc. in order to optimize the Shell Group’s capital structure and align indebtedness with its U.S. business.

If any series of Old Notes is accepted for exchange, all Old Notes of that series that are validly tendered and not validly withdrawn will be accepted for exchange.  Accordingly, no series of Old Notes will be subject to proration pursuant to the Exchange Offers.

The aggregate principal amount of Old Notes that are accepted for exchange will be based on the order of acceptance priority for such series as set forth in the table below (the “Acceptance Priority Levels”), with Acceptance Priority Level 1 being the highest and Acceptance Priority Level 12 being the lowest, subject to the Minimum Size Condition and the Maximum Amount Condition (each as described below).

Aggregate Principal Amount Outstanding ($MM)	Title of Series of Notes Issued by Shell International Finance to be Exchanged (collectively, the “Old Notes”)	CUSIP/ISIN No.	Acceptance Priority Level	Title of Series of Notes to be Issued by Shell Finance US (collectively, the “New Notes”) (1)	Minimum New Notes Size (2) ($MM)	Exchange Consideration (3)		Early Participation Premium (3)	Total Consideration (3)(4)
						New Notes (principal amount) (1)	Cash	New Notes (principal amount) (1)	New Notes (principal amount) (1)	Cash
$3,000	4.375% Guaranteed Notes due 2045	822582BF8/ US822582BF88	1	4.375% Guaranteed Notes due 2045	$500	$970	$1.00	$30	$1,000	$1.00
$1,750	2.750% Guaranteed Notes due 2030	822582CG5/ US822582CG52	2	2.750% Guaranteed Notes due 2030	$500	$970	$1.00	$30	$1,000	$1.00
$1,500	4.125% Guaranteed Notes due 2035	822582BE1/ US822582BE14	3	4.125% Guaranteed Notes due 2035	$500	$970	$1.00	$30	$1,000	$1.00
$1,250	4.550% Guaranteed Notes due 2043	822582AY8/ US822582AY86	4	4.550% Guaranteed Notes due 2043	$500	$970	$1.00	$30	$1,000	$1.00
$2,250	4.000% Guaranteed Notes due 2046	822582BQ4/ US822582BQ44	5	4.000% Guaranteed Notes due 2046	$500	$970	$1.00	$30	$1,000	$1.00
$1,500	2.375% Guaranteed Notes due 2029 (5)	822582CD2/ US822582CD22	6	2.375% Guaranteed Notes due 2029	$500	$970	$1.00	$30	$1,000	$1.00
$2,000	3.250% Guaranteed Notes due 2050 (5)	822582CH3/ US822582CH36	7	3.250% Guaranteed Notes due 2050	$500	$970	$1.00	$30	$1,000	$1.00
$1,250	3.750% Guaranteed Notes due 2046 (5)	822582BY7/ US822582BY77	8	3.750% Guaranteed Notes due 2046	$500	$970	$1.00	$30	$1,000	$1.00
$1,250	3.125% Guaranteed Notes due 2049 (5)	822582CE0/ US822582CE05	9	3.125% Guaranteed Notes due 2049	$500	$970	$1.00	$30	$1,000	$1.00
$1,000	3.000% Guaranteed Notes due 2051 (5)	822582CL4/ US822582CL48	10	3.000% Guaranteed Notes due 2051	$500	$970	$1.00	$30	$1,000	$1.00
$1,750	2.875% Guaranteed Notes due 2026 (5)	822582BT8/ US822582BT82	11	2.875% Guaranteed Notes due 2026	$500	$970	$1.00	$30	$1,000	$1.00
$1,000	2.500% Guaranteed Notes due 2026 (5)	822582BX9/ US822582BX94	12	2.500% Guaranteed Notes due 2026	$500	$970	$1.00	$30	$1,000	$1.00

(1)	The term “New Notes” in this column refers, in each case, to the series of New Notes corresponding to the series of Old Notes of like tenor and coupon.

(2)
No Old Notes of a given series will be accepted for exchange unless the aggregate principal amount of New Notes to be issued on the Settlement Date (as defined below) in exchange for such series of Old Notes is greater than or equal to the applicable Minimum New Notes Size (as defined below).

(3)	Consideration per $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) and accepted for exchange.

(4)
Includes the Early Participation Premium (as defined below) for Old Notes validly tendered prior to the Early Participation Deadline described below (and not validly withdrawn) and accepted for exchange.

(5)
It is possible that the Maximum Amount Condition (as defined below) will not be satisfied with respect to this series of Old Notes. No Old Notes of a given series will be accepted for exchange if the Maximum Amount Condition is not satisfied.

No Old Notes of a given series will be accepted for exchange unless the aggregate principal amount of New Notes to be issued on the Settlement Date in exchange for such series of Old Notes is greater than or equal to the applicable minimum new notes size set forth in the table above (the “Minimum New Notes Sizes” and, such condition, the “Minimum Size Condition”).  Additionally, no Old Notes of a given series will be accepted for exchange unless $10,000,000,000 (the “Maximum Amount”) is greater than or equal to the sum of (i) the aggregate principal amount of such series of Old Notes validly tendered and not validly withdrawn and (ii) the aggregate principal amount of all series of Old Notes having a higher Acceptance Priority Level which have been accepted for exchange (the “Maximum Amount Condition”).  If either of the Minimum Size Condition or the Maximum Amount Condition is not satisfied with respect to a given series of Old Notes, then (i) no Old Notes of that series will be accepted for exchange (whether or not validly tendered) and (ii) the series of Old Notes (if any) with the next lowest Acceptance Priority Level that satisfies both the Minimum Size Condition and the Maximum Amount Condition will be accepted for exchange, until there is no series of Old Notes with a lower Acceptance Priority Level to consider for exchange.  Satisfaction of the Maximum Amount Condition will be tested at the Expiration Time (as defined below) for each series in order of Acceptance Priority Level.  If any series of Old Notes is accepted for exchange, all Old Notes of that series that are validly tendered and not validly withdrawn will be accepted for exchange.  Accordingly, no series of Old Notes will be subject to proration pursuant to the Exchange Offers.

It is possible that any series of Old Notes with Acceptance Priority Level 6 or lower will fail to meet the Maximum Amount Condition and therefore will not be accepted for exchange even if one or more series with a lower Acceptance Priority Level is accepted for exchange.

The Exchange Offers commenced on September 5, 2024.  The Exchange Offers will expire at 5:00 p.m., New York City time, on October 3, 2024 unless extended (such date and time, as it may be extended, the “Expiration Time”).  In order to be eligible to receive the total consideration described in the table above (the “Total Consideration”), holders must validly tender their Old Notes prior to 5:00 p.m., New York City time, on September 18, 2024, unless extended (such date and time, as it may be extended, the “Early Participation Deadline”).  Tenders of Old Notes may not be withdrawn after the Expiration Time, unless extended.

Upon the terms and subject to the conditions set forth in the Registration Statement, including the applicable Minimum Amount Condition and the Maximum Amount Condition, in exchange for each $1,000 principal amount of Old Notes that is validly tendered prior to the Early Participation Deadline and not validly withdrawn, holders will receive the Total Consideration, which consists of $1,000 principal amount of dollar-denominated New Notes and a cash amount of $1.00.

The Total Consideration includes an early participation premium set forth in the table above (the “Early Participation Premium”), which consists of $30 principal amount of New Notes.

Upon the terms and subject to the conditions set forth in the Registration Statement, including the applicable Minimum Amount Condition and the Maximum Amount Condition, in exchange for $1,000 principal amount of Old Notes that is validly tendered after the Early Participation Deadline but prior to the Expiration Time and not validly withdrawn, holders will receive only the exchange consideration set forth in the table above (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $970 principal amount of New Notes and a cash amount of $1.00.

Subject to applicable law, we reserve the right, but are not obligated, to increase or decrease the Maximum Amount in its sole and absolute discretion.  The Exchange Offers are subject to certain conditions described in the Registration Statement.  Subject to applicable law, we reserve the right to waive any condition to any of the Exchange Offers (except the condition that the Registration Statement of which the Prospectus forms a part has been declared effective by the SEC), including the Minimum Size Condition and Maximum Amount Condition, in its sole and absolute discretion, or to terminate the Exchange Offer in respect of any series of Old Notes if certain conditions described in the Registration Statement are not satisfied or waived by the Expiration Time.

If, as of the Expiration Time, all conditions, including the applicable Minimum Size Condition and the Maximum Amount Condition, have been or are concurrently satisfied or, where permitted, waived by us in respect of a given Exchange Offer, we will accept for exchange all Old Notes of the applicable series validly tendered for exchange and not validly withdrawn, subject to the Acceptance Priority Levels (the date of such exchange, the “Settlement Date”).  We expect the Settlement Date to occur on the third business day immediately following the Expiration Time, being October 8, 2024, if such Exchange Offer is not extended.

Each series of New Notes will have the same interest rate, maturity date, optional redemption date and interest payment dates as the corresponding series of Old Notes for which they are being offered in exchange and other terms that are substantially identical to the Old Notes, except for the issuing entity and other minor exceptions described in the Registration Statement.  Subject to the rounding described below, no accrued but unpaid interest will be paid on the Old Notes in connection with the Exchange Offers.  However, interest on the applicable New Note will accrue from and including the most recent interest payment date of the tendered Old Note, including for any series of Old Notes which has had a record date prior to the issuance of the New Notes.  Subject to the minimum denominations as described in the Registration Statement, the principal amount of each New Note will be rounded down, if necessary, to the nearest whole multiple of $1,000, and we will pay cash equal to the remaining portion (plus accrued interest thereon), if any, of the exchange price of such Old Note.

The dealer managers for the Exchange Offers are:

Deutsche Bank Securities Inc.
1 Columbus Circle
New York, New York 10019
Attention: Liability Management Group
Telephone: (U.S. Toll-Free): +1 (866) 627-0391
Telephone (U.S. Collect): +1 (212) 250-2955
Telephone (London): +44 207 545 8011

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
Attention: Liability Management Group
Telephone (U.S. Toll-Free): +1 (800) 828-3182
Telephone (U.S. Collect): +1 (212) 902-6351
Telephone (London): +44 207 774 4836
Email: gs-lm-nyc@ny.email.gs.com

Wells Fargo Securities, LLC
550 South Tryon Street, 5th Floor
Charlotte, North Carolina 28202
Attention: Liability Management Group
Telephone (U.S. Toll-Free): +1 (866) 309-6316
Telephone (U.S. Collect): +1 (704) 410-4235
Telephone (Europe): +33 1 85 14 06 62
Email: liabilitymanagement@wellsfargo.com

The exchange agent and information agent for the Exchange Offers is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokers call: +1 (212) 269-5550
Toll-free (U.S. only): +1 (877) 783-5524
Email: Shell@dfking.com
By Facsimile (for eligible institutions only):
+1 (212) 709-3328
Confirmation: +1 (212) 269-5552
Attention: Michael Horthman
Website: www.dfking.com/shell

Tendered Old Notes may be validly withdrawn at any time prior to the Expiration Date and, subject to applicable law, we may terminate the Exchange Offer in respect of any series of Old Notes if the conditions described in the Registration Statement are not satisfied or waived by the Expiration Time.

The consummation of the Exchange Offers is conditional upon a declaration of effectiveness of the Registration Statement by the SEC.

This press release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein and is also not a solicitation of the related consents.  The Exchange Offers may be made solely pursuant to the terms and conditions of the Prospectus, which forms a part of the Registration Statement after it is declared effective by the SEC, and the other related materials.  A Registration Statement relating to the New Notes has been filed with the SEC but has not yet become effective.  The New Notes may not be sold or exchanged for Old Notes, nor may offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC.  None of the Shell Group, the dealer managers or the exchange agent and information agent makes any recommendations as to whether holders should tender their Old Notes pursuant to the Exchange Offers. Holders must make their own decisions as to whether to tender Old Notes, and, if so, the principal amount of Existing Notes to tender.

Security holders are urged to read the exchange offer materials, when available, including the Registration Statement filed with the SEC, as amended from time to time, the related Prospectus, and the other materials related to the proposed exchange offer filed with the SEC, because they contain important information.  These and other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained, free of charge, on the SEC’s web site at www.sec.gov, or may be obtained, free of charge, from the Issuer after the exchange offer has been commenced by requesting in writing or by telephone to +44 20 7934 1234.  A copy of the Prospectus for the exchange offers will also be available, free of charge.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Non-U.S. Distribution Restrictions

European Economic Area

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The Prospectus has been prepared on the basis that any offer of New Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of New Notes. The Prospectus is not a prospectus for the purposes of the Prospectus Directive.

MiFID II product governance / Professional investors and ECPs only target market—In the EEA and solely for the purposes of the product approval process conducted by any Dealer Manager who is a manufacturer with respect to the New Notes for the purposes of the MiFID II product governance rule under EU Delegated Directive 2017/593 (each, a “manufacturer”), the manufacturers’ target market assessment in respect of the New Notes has led to the conclusion that: (i) the target market for the New Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the New Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the New Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the New Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Belgium

Neither the Prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/”Autoriteit voor Financiële Diensten en Markten”). The Exchange Offers are not being, and may not be, made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/”wet op de openbare overnamebiedingen”) (the “Belgian Takeover Law”) or as defined in Article 3, §1 of the Belgian Law of June 16, 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market (“loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés”/”wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be, and are not being, advertised and the Exchange Offers will not be extended, and neither the Prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” (“investisseurs qualifiés”/”gekwalificeerde beleggers”) as defined in Article 10, §1 of the Belgian Prospectus Law, acting on their own account, as referred to in Article 6, §3 of the Belgian Takeover Law or (ii) in any other circumstances set out in Article 6, §4 of the Belgian Takeover Law and Article 3, §4 of the Belgian Prospectus Law. The Prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Prospectus or in any other documents or materials relating to the Exchange Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither the Prospectus nor any other documents or materials relating to the Exchange Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.321-1 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Exchange Offers. The Prospectus and any other document or material relating to the Exchange Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.”

Italy

None of the Exchange Offers, the Prospectus or any other documents or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”) and, therefore, are intended for, and directed only at, qualified investors (investitori qualificati) (the “Italian Qualified Investors”), as defined pursuant to Article 100, paragraph 1, letter (a) of the Financial Services Act and Article 34-ter, paragraph 1, letter (b) of the Issuers’ Regulation. Accordingly, the Exchange Offers cannot be promoted, nor may copies of any document related thereto or to the New Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Italian Qualified Investors. Persons receiving the Prospectus must not forward, distribute or send it in or into or from Italy. Noteholders or beneficial owners of the Old Notes that are resident or located in Italy can offer to exchange the notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes, the New Notes, the Exchange Offers or the Prospectus.

United Kingdom

Each dealer manager has further represented and agreed that it has complied and will comply with all the applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the New Notes in, from or otherwise involving the United Kingdom (“U.K.”); and it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any New Notes in circumstances in which Section 21(1) of the FSMA does not apply to Shell Finance US or Shell.

The Prospectus is only being distributed to and is only directed at (i) persons who are outside the U.K. or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The New Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The New Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the New Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The New Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any New Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, and if the Issuer has not notified the dealer(s) on the classification of the New Notes under and pursuant to Section 309(B)(1) of the Securities and Futures Act, Chapter 289 Singapore (the “SFA”), the Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of Chapter 289 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the New Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the New Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Contacts:

Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

Cautionary Statement

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this press release, “Shell” refers to Shell plc; “Shell Group” refers to Shell and its subsidiaries; “Shell Finance US” or “Issuer” refers to Shell Finance US Inc.; “Shell International Finance” refers to Shell International Finance B.V.; the terms “we,” “us,” and “our” refer to Shell or the Shell Group, as the context may require.

This press release contains certain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.  Forward-looking statements include, among other things, statements concerning the potential exposure of the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases.  There are a number of factors that could affect the future operations of the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release (without limitation):

●	price fluctuations in crude oil and natural gas;

●	changes in demand for the Shell Group’s products;

●	currency fluctuations;

●	drilling and production results;

●	reserves estimates;

●	loss of market share and industry competition;

●	environmental and physical risks;

●	risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions;

●	the risk of doing business in developing countries and countries subject to international sanctions;

●	legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change;

●	economic and financial market conditions in various countries and regions;

●
political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs;

●	risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and

●	changes in trading conditions.

All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.  Readers should not place undue reliance on forward-looking statements.  Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov).

These risk factors also expressly qualify all forward-looking statements contained in this press release and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, September 5, 2024.  Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.  In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

The contents of websites referred to in this press release do not form part of this content.

Readers are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.